PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

             GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED STATEMENTS OF INCOME
                              (Unaudited)
             (Dollars in thousands, except per share amounts)

                       Three months ended April 30,  Six months ended April 30,
                          1999          1998            1999          1998
                                    (As Restated)                 (As Restated)
Net sales               $194,992      $191,269        $372,575      $360,966
Other income:
 Gain on timber and
  timberland sales         4,823         3,382           7,788         6,169
 Interest and other        4,408         2,316           5,838         4,826

                         204,223       196,967         386,201       371,961

Costs and expenses
 (including depreciation
 of $19,150 in 1999 and
 $17,502 in 1998):
 Cost of products sold   159,491       153,632         308,080       291,809
 Selling, general and
  administrative          27,534        21,272          54,050        41,596
 Interest                  3,838         2,201           7,703         3,431

                         190,863       177,105         369,833       336,836

Income before income
 taxes and equity in
 earnings of affiliate    13,360        19,862          16,368        35,125
Income taxes               5,402         7,270           6,549        12,917

Income before equity in
 earnings of affiliate     7,958        12,592           9,819        22,208
Equity in earnings of
 affiliate                 2,903         1,345           4,723         2,586

Net income              $ 10,861      $ 13,937        $ 14,542      $ 24,794

Basic and diluted earnings per share:

Class A Common Stock    $   0.38      $   0.48        $   0.51      $   0.86
Class B Common Stock    $   0.56      $   0.72        $   0.75      $   1.28

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)
ASSETS
                                           (Unaudited)
                                            April 30,           October 31,
                                              1999                 1998
                                                               (As Restated)
CURRENT ASSETS
Cash and cash equivalents                   $ 11,613             $ 41,329
Canadian government securities                 5,402                6,654
Trade accounts receivable -
 less allowance of $2,898 for
 doubtful items ($2,918 in 1998)             100,097              113,931
Inventories                                   54,013               64,851
Deferred tax asset                            13,793               13,355
Prepaid expenses and other                    18,864               16,626
     Total current assets                    203,782              256,746

LONG-TERM ASSETS
Goodwill - less amortization                 153,766              123,677
Investment in affiliate                      116,608               49,059
Other long-term assets                        29,268               27,393

                                             299,642              200,129

PROPERTIES, PLANTS AND EQUIPMENT - at cost
Timber properties - less depletion             9,076                9,067
Land                                          15,719               17,294
Buildings                                    143,762              160,839
Machinery and equipment                      484,474              505,236
Capital projects in progress                  31,898               17,045
Accumulated depreciation                    (274,250)            (287,936)
                                             410,679              421,545

                                            $914,103             $878,420

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                            $ 51,066             $ 45,361
Accrued payrolls and employee benefits         7,034                9,859
Restructuring reserves                        21,040               32,411
Other current liabilities                     14,097               10,604
     Total current liabilities                93,237               98,235

LONG-TERM LIABILITIES
Long-term obligations                        270,028              235,000
Deferred tax liability                        40,053               42,299
Postretirement benefit liability              25,004               25,554
Other long-term liabilities                   17,079               17,230
     Total long-term liabilities             352,164              320,083

SHAREHOLDERS' EQUITY (Note 2)
Capital stock, without par value               9,936                9,936
 Class A Common Stock:
  Authorized 32,000,000 shares;
  issued 21,140,960 shares;
  outstanding 10,873,172 shares
  (10,909,672 in 1998)
 Class B Common Stock:
  Authorized and issued 17,280,000 shares;
  outstanding 11,998,793 shares
  (12,001,793 in 1998)
Treasury stock, at cost                     (42,906)             (41,858)
 Class A Common Stock: 10,267,788 shares
  (10,231,288 in 1998)
 Class B Common Stock:  5,281,207 shares
  (5,278,207 in 1998)
Retained earnings                           507,792              500,068
Cumulative translation adjustment            (6,120)              (8,044)
                                            468,702              460,102

                                           $914,103             $878,420

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                             (Dollars in thousands)

     For the six months ended April 30,      1999                 1998
                                                              (As Restated)
Cash flows from operating activities:
Net income                                 $ 14,542             $ 24,794
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Depreciation, depletion and
  amortization                               21,913               18,530
 Equity in earnings of affiliate             (4,723)              (2,586)
 Deferred income taxes                          401                1,783
 Other - net                                   (892)                 (43)
 Changes in current assets and
  liabilities, net of effects from
  acquisitions and dispositions               4,017               (2,773)
     Net cash provided by operating
      activities                             35,258               39,705

Cash flows from investing activities:
Acquisitions and dispositions,
 net of cash                                (69,208)            (187,685)
Disposals of investments in Canadian
 government securities                        1,252                  140
Purchases of properties, plants and
 equipment                                  (23,585)             (18,440)
     Net cash used by investing
      activities                            (91,541)            (205,985)

Cash flows from financing activities:
Proceeds on long-term debt                   54,500              269,000
Payments on long-term debt                  (21,500)             (55,167)
Dividends paid                               (6,818)              (6,817)
Other - net                                  (1,048)                 109
     Net cash provided by financing
      activities                             25,134              207,125

Foreign currency translation adjustment       1,433               (2,835)

Net (decrease) increase in cash and cash
 equivalents                                (29,716)              38,010
Cash and cash equivalents at beginning
 of period                                   41,329               17,719
Cash and cash equivalents at end of period $ 11,613             $ 55,729

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                APRIL 30, 1999

NOTE 1 -- BASIS OF PRESENTATION

The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of April 30, 1999 and October 31, 1998, the consolidated statements of income for the three-month and six-month periods ended April
30, 1999 and 1998, and the consolidated statements of flows for the six-month periods ended April 30, 1999 and 1998. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported on the financial statements and accompanying notes. Actual amounts could differ from those estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in the most recent Annual Report on Form 10-K of Greif Bros. Corporation and its subsidiaries (collectively, the "Company").

Certain prior period amounts have been reclassified to conform to the 1999 presentation.

NOTE 2 -- CAPITAL STOCK AND RETAINED EARNINGS

Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1 1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common
Stock are in arrears.  There is no cumulative voting.

NOTE 3 -- DIVIDENDS PER SHARE

The following dividends per share were paid during the period indicated:

                                Three Months              Six Months
                               Ended April 30,           Ended April 30,
                               1999       1998           1999       1998
Class A Common Stock           $0.12      $0.12          $0.24      $0.24
Class B Common Stock           $0.18      $0.18          $0.35      $0.35

NOTE 4 -- CALCULATION OF EARNINGS PER SHARE

The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

               					      		                        Three Months
                                                   Ended April 30,
                                                 1999           1998
Class A Common Stock:
 Shares used to calculate basic
  earnings per share                          10,894,548     10,904,755
 Assumed conversion of stock options               3,668         73,021
 Shares used to calculate diluted
  earnings per share                          10,898,216     10,977,776
Class B Common Stock:
 Shares used to calculate basic
  and diluted earnings per share              12,000,535     12,001,793

There are 523,589 options that are antidilutive for 1999 (zero for 1998).

NOTE 5 -- INVENTORIES

Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 6 -- ACQUISITIONS

CorrChoice Joint Venture:

On November 1, 1998, the Company entered into a Joint Venture
Agreement with RDJ Holdings Inc. ("RDJ") and a minority shareholder of a subsidiary of Ohio Packaging Corporation (the "Minority Shareholder") to form CorrChoice, Inc. ("CorrChoice"). Pursuant to the terms of the Joint Venture Agreement, the Company contributed all of its stock of Michigan Packaging Company ("Michigan Packaging") and Ohio Packaging Corporation ("Ohio Packaging") in exchange for a 63.24% ownership interest in CorrChoice and RDJ and the Minority Shareholder contributed all of their stock of Ohio Packaging and its subsidiaries in exchange for a 36.76% ownership interest in CorrChoice. The ownership percentages of the Company and the other shareholders in CorrChoice were determined by an appraisal of Michigan Packaging and Ohio Packaging performed by an independent third party.

In connection with the closing of the joint venture transaction, the Company and RDJ entered into a voting agreement which enables the Company and RDJ to be equally represented on CorrChoice's Board of Directors. As such, in accordance with generally accepted accounting principles, the Company has recorded its investment in CorrChoice using the equity method of accounting.

At April 30, 1999, the unaudited financial position of CorrChoice included total assets of $218.4 million and total liabilities of $39.5 million. For the six months ended April 30, 1999, the unaudited results of operations for CorrChoice included net sales of $106.1 million and net income of $8.4 million.

Prior to the formation of the joint venture, the Company accounted for its investment in Ohio Packaging's non-voting stock under the cost method of accounting since it had no significant influence over the operations of Ohio Packaging. However, as a result of the Company's interest in the joint venture effective November 1, 1998, the Company is required to retroactively adjust the financial statements of prior years using the equity method of accounting. The prior year adjustment was a $2,586,000 (or $0.09 per share for the Class A Common Stock and $0.13 per share for the Class B Common Stock) increase to net income during the first half of 1998. As a result of the cumulative adjustments, the Company's investment in Ohio Packaging was $49,059,000 and shareholders' equity increased by $43,170,000 as of October 31, 1998.

Intermediate Bulk Containers ("IBC") Acquisition:

On January 11, 1999, the Company purchased the assets of the IBC business from Sonoco Products Company ("Sonoco") for $38,013,000 in cash. In addition, the Company paid $234,000 in legal and professional fees related to the acquisition. Prior to the acquisition date, and subsequent to March 30, 1998, the Company marketed and sold IBCs under a distributorship agreement with Sonoco.

The acquisition of the IBC business has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the tangible assets acquired and liabilities assumed were $15,677,000 and $1,234,000, respectively. The excess of the purchase price over the fair values of the net assets acquired of $23,804,000 has been recorded as goodwill. The goodwill is being amortized on a straight-line basis over twenty-five years based on careful consideration regarding the age of the acquired business, its customers and the risk of obsolescence of its products.

Great Lakes Acquisition:

On April 5, 1999, the Company purchased the common stock of Great
Lakes Corrugated Corp. ("Great Lakes") and Trend Pak, Inc. ("Trend Pak") from its shareholders for $20,813,000 in cash. In addition, the Company paid $107,000 in legal and professional fees related to the acquisition.

The acquisition of Great Lakes and Trend Pak have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the tangible assets acquired and liabilities assumed were $14,770,000 and $5,766,000, respectively. The excess of the purchase price over the fair values of the net assets acquired of $11,916,000 has been recorded as goodwill. The goodwill is being amortized on a straight-line basis over fifteen years based on careful consideration regarding the age of the acquired business, its customers and the risk of obsolescence of its products.

Pro Forma Information:

The following pro forma (unaudited) information assumes the joint venture of CorrChoice, the acquisition of the IBC business, the acquisition of Great Lakes and Trend Pak, and the previously reported acquisition of the industrial containers business of Sonoco (acquired from Sonoco on March 30, 1998) had occurred on November 1, 1997 (Dollars in thousands, except per share amounts):

                          		                    Six Months
                                              Ended April 30,
                                              1999       1998
Net sales                                    $383,049   $403,966
Net income                                   $ 13,425   $ 21,270

Basic and diluted earnings per share:
Class A Common Stock                         $   0.47   $   0.74
Class B Common Stock                         $   0.69   $   1.10

The above amounts reflect adjustments for the contribution of Michigan Packaging to the CorrChoice joint venture and recognition of the Company's equity interest in CorrChoice. In addition, the amounts reflect adjustments for interest expense related to the debt issued for the purchases, amortization of goodwill and depreciation expense on the revalued property, plant and equipment resulting from the acquisition of the industrial containers business and IBC business from Sonoco and the acquisition of Great Lakes and Trend
Pak.

The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transactions occurred on November 1, 1997, nor are they necessarily indicative of future results.

NOTE 7 -- RECENT ACCOUNTING STANDARDS

During 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

SFAS No. 130, which is effective in 1999 for the Company, requires companies to present comprehensive income in their financial statements. Comprehensive income is comprised of net income and other charges and credits to equity that are not the result of transactions with the owners. Currently, the only item in addition to net income that would be included in comprehensive income is the cumulative translation adjustment. Comprehensive income is $16,466,000 and $21,819,000 for the six-month periods ended April 30, 1999 and 1998, respectively.

SFAS No. 131, which is effective in 1999 for the Company, requires that reporting segments be redefined in terms of a company's operating segments. The impact on the presentation of the Company's segments is not expected to be significant.

In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits - an amendment to FASB Statements No. 87, No. 88 and No. 106", which is effective in 1999 for the Company. The statement requires the Company to revise disclosures about pension and other postretirement benefit plans. SFAS No. 132 will not affect the Company's results of operations, however, the impact on the presentation of the Company's Notes to Consolidated Financial Statements has not been determined.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective in 2001 for the Company. The statement requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has not determined what impact SFAS No. 133 will have on the Consolidated Financial Statements.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month and six-month periods ended April 30, 1999 and 1998.

Second Quarter Results

Net sales increased $3.7 million or 1.9% during the current quarter compared to the same quarter last year.

The Industrial Shipping Containers segment had an increase in net sales of $22.7 million due primarily to the inclusion of three months of net sales versus one month of net sales related to the industrial containers business acquired from Sonoco on March 30, 1998. The increase was partially offset by a decline in general market conditions.

The Containerboard segment had a decrease in net sales of $19.0 million due primarily to the change in the method of reporting sales related to Michigan Packaging. The stock of Michigan Packaging was contributed to the CorrChoice joint venture on November 1, 1998 (see Note 6 to Item 1 of this Form 10-Q). In the current period, the net sales related to Michigan Packaging have not been included in the Consolidated Financial Statements. In the prior period, Michigan Packaging had net sales of $29.1 million. In addition, there was a $6.3 million decline in net sales for the paper mills caused by lower paper prices in the containerboard market. These amounts were partially offset by net sales from the Company's paper mills to Michigan Packaging that are no longer eliminated in the Consolidated Financial Statements.

The cost of products sold as a percentage of sales increased from 80.3% last period to 81.8% this period. This increase is primarily the result of lower sales prices of the Containerboard segment without a corresponding decrease in the cost of products sold.

The increase of $6.3 million in selling, general and administrative expense includes additional selling, general and administrative expenses related to the industrial containers business acquired from Sonoco on March 30, 1998 as well as certain increased expenses in support of Company initiatives. In addition, contributing to the higher costs were $0.7 million of additional amortization expense related to goodwill for the acquisitions and $0.9 million of Year 2000 remediation costs that will not be capitalized.

The increase in interest expense is due to the higher average debt of $254.9 million during the second quarter of 1999 as compared to $155.2 million during the second quarter of 1998. The higher level of debt is a result of funds borrowed for the acquisition of the industrial containers business and the IBC business from Sonoco on March 30, 1998 and January 11, 1999, respectively. In addition, the purchase of Great Lakes and Trend Pak on April 5, 1999 increased the Company's outstanding debt.

In the current quarter, the equity in earnings of affiliate represents the Company's share of CorrChoice's net income. Due to a restatement of prior periods, the amount during the second quarter of 1998 represents the Company's share of Ohio Packaging's net income. Ohio Packaging and Michigan Packaging were combined into the CorrChoice joint venture during the first quarter of 1999. Therefore, the amounts reflected in the periods presented are not comparable due to the different entities and ownership interests of the Company (see Note 6 to Item 1 of this Form 10-Q).

Year-To-Date Results

Net sales increased $11.6 million or 3.2% during the six months ended April 30, 1999 compared to the same period last year.

The Industrial Shipping Containers segment had an increase in net sales of $58.3 million due primarily to the inclusion of six months of net sales versus one month of net sales related to the industrial containers business acquired from Sonoco on March 30, 1998. The increase was partially offset by a decline in general market conditions.

The Containerboard segment had a decrease in net sales of $46.7 due primarily to not including the net sales related to Michigan Packaging in the current period due to the previously discussed change in the method of reporting sales related to Michigan Packaging. In the prior period, Michigan Packaging had net sales of $59.2 million. In addition, there was a $17.4 million decline in net sales for the paper mills caused by lower paper prices in the containerboard market. These amounts were partially offset by net sales from the Company's paper mills to Michigan Packaging that are no longer eliminated in the Consolidated Financial Statements.

The cost of products sold as a percentage of net sales increased from 80.8% last period to 82.7% this period. The increase is primarily the result of lower sales prices of the Containerboard segment without a corresponding decrease in the cost of products sold.

The increase of $12.5 million in selling, general and administrative expense includes additional selling, general and administrative expenses related to the industrial containers business acquired from Sonoco on March 30, 1998 as well as certain increased expenses in support of Company initiatives. In addition, contributing to higher costs were $1.7 million of additional amortization expense related to goodwill for the acquisitions, a $0.7 million commitment fee related to the Company's revolving credit facility and $1.9 million of Year 2000 remediation costs that will not be capitalized.

The increase in interest expense is due to the higher average debt of $254.9 million during the first half of 1999 as compared to $106.6 million during the first half of 1998. The higher level of debt is a result of funds borrowed for the acquisition of the industrial containers business and the IBC business from Sonoco on March 30, 1998 and January 11, 1999, respectively. In addition, the purchase of Great Lakes and Trend Pak on April 5, 1999 increased the Company's outstanding debt. The increase is partially offset by a lower average interest rate on the Company's debt in the current period as compared to the same period in the prior year.

In the current period, the equity in earnings of affiliate represents the Company's share of CorrChoice's net income. Due to a restatement of prior periods, the amount during the first half of 1998 represents the Company's share of Ohio Packaging's net income. Ohio Packaging and Michigan Packaging were combined into the CorrChoice joint venture on November 1, 1998. Therefore, the amounts reflected in the periods presented are not comparable due to the different entities and ownership interests of the Company (see Note 6 to Item 1 of this Form 10-Q).

LIQUIDITY AND CAPITAL RESOURCES

As reflected by the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1998 Annual Report, the Company is dedicated to maintaining a strong financial position. It is the Company's belief that this dedication is extremely important during all economic times.

As discussed in the 1998 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs.

The current ratio of 2.2:1 as of April 30, 1999 is an indication of the Company's continued dedication to strong liquidity.

Capital expenditures were $23.6 million during the six months ended April 30, 1999. These capital expenditures were principally needed to replace and improve equipment.

On November 1, 1998, the Company entered into a Joint Venture
Agreement to form CorrChoice (see Note 6 to Item 1 of this Form 10-Q). The Company was not required to commit any additional capital resources to fund the joint venture. The joint venture is expected to be self-supporting.

On January 11, 1999, the Company acquired the IBC business from Sonoco for approximately $38 million in cash borrowed against the Company's revolving credit facility (see Note 6 to Item 1 of this Form 10-Q). The IBC business includes one location in Lavonia, Georgia.

On April 5, 1999, the Company acquired Great Lakes and Trend Pak for approximately $21 million in cash borrowed against the Company's revolving credit facility (see Note 6 to Item 1 of this Form 10-Q). Great Lakes manufactures corrugated containers in Toledo, Ohio. Trend Pak adds foam and other packaging materials to corrugated containers manufactured by Great Lakes.

The decrease in accounts receivable, inventories and fixed assets are due primarily to the contribution of Michigan Packaging to the CorrChoice joint venture during the first quarter of 1999. These reductions were partially offset by additional amounts from the IBC business, Great Lakes and Trend Pak acquisitions during the first half of 1999.

The amount of goodwill increased as a result of the IBC acquisition on January 11, 1999 and the Great Lakes and Trend Pak acquisitions on April 5, 1999, which amount was partially offset by the current period amortization expense of goodwill.

The investment in affiliate balance represents the Company's investment in the CorrChoice joint venture based upon the equity method of accounting.

During 1997, the Company embarked on a program to implement a management information system. The purpose of the management information system is to focus on using information technology to link operations in order to become a low cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the new management information system. As of April 30, 1999, the Company has spent approximately $18 million towards the project.

In addition to the management information system, as described above, the Company has approved future purchases of approximately $50 million. These purchases are primarily to replace and improve properties, plants and equipment.

See "Year 2000 Matters" for a discussion of costs related to becoming year 2000 compliant.

Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures and potential acquisitions in a like manner and believes that it will have adequate funds available for its planned expenditures and potential acquisitions.

YEAR 2000 MATTERS

Historically, certain information technology ("IT") systems of the Company have used two digits rather than four digits to define that applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. IT systems include computer software and hardware in the mainframe, midrange and desktop environments as well as telecommunications. Additionally, the impact of the problem extends to non-IT systems, such as automated plant systems and instrumentation. The Year 2000 issues could potentially result in major failures or misclassifications.

The Company has developed a compliance plan, which includes the formation of a steering committee and a timetable for identifying, evaluating, resolving and testing its Year 2000 issues. The steering committee includes members of the Company's senior management and internal audit department to ensure that the issues are being adequately addressed and completed in a timely manner.

The timetable provides for the Company's completion of its remediation of any Year 2000 issues by the end of calendar 1999. The Company has completed the inventory stage of its IT and non-IT systems and has identified its key business partners, suppliers and customers. In addition, the Company is approximately 40% and 75% complete with the assessment stage related to its critical IT and non-IT systems, respectively, and is in the process of determining the extent to which the systems of third parties with whom the Company has significant relationships may be vulnerable to Year 2000 issues and what impact, if any, these Year 2000 issues have on the Company.

The Company maintains IT systems to handle a variety of administrative and financial applications. A significant amount of the IT hardware and software is currently in the process of being remediated or replaced by alternative systems. According to the compliance plan, assessment, remediation or replacement, and testing of the majority of the Company's critical IT systems will be complete by the end of the third quarter of fiscal 1999. The remediation or replacement, and testing of the remaining critical IT systems will be complete by the end of fiscal 1999. For non-critical IT systems, assessment, remediation or replacement, and testing is expected to be complete by the end of fiscal 1999.

For non-IT systems, over 65% of the critical machinery and equipment has been assessed, tested and deemed Year 2000 compliant. The remainder of the critical non-IT systems will be assessed, remediated or replaced, and tested by the end of the third quarter of fiscal 1999. For non-critical non-IT systems, assessment, remediation or replacement, and testing will be completed by the end of fiscal 1999.

The Company relies on third party suppliers for certain raw materials, utilities and other key services. Under the compliance plan, the Company has initiated efforts to reduce risks of disruption in its operations by sending surveys to all of the Company's key suppliers. The Company has received approximately 50% of these inquiries. However, many of the responses will require follow-up prior to the end of fiscal 1999 for a more definitive answer on their Year 2000 status.

Year 2000 interruptions on customers' operations could potentially result in reduced sales, increased inventory or receivable levels and reduction in cash flows. However, the Company believes that its customer base is broad enough to minimize the effect of such occurrences. Nevertheless, surveys have been sent to all of the key customers of the Company regarding their Year 2000 compliance and follow-up is expected to be complete by the end of fiscal 1999.

While it is difficult, at present, to fully quantify the overall cost of this work, the Company currently estimates its total spending for Year 2000 remediation efforts to be approximately $6 million to $10 million. The range is a function of ongoing evaluation as to whether certain systems and equipment will be remediated or replaced, which is largely dependent on information to be obtained from suppliers or other external sources. This amount will primarily be expended during fiscal 1999. Internal and external costs for system maintenance and modification are expensed as incurred while spending for new hardware, software or equipment will be capitalized and depreciated over the assets' useful lives. The Company anticipates funding its Year 2000 expenditures out of its cash flows from operations. As of April 30, 1999, approximately $3.2 million has been spent related to this effort.

The Company anticipates timely completion of its Year 2000 compliance plan. If the Company does not become Year 2000 compliant on a timely basis, there could be adverse financial and operational effects on the Company. However, the Company believes that, due to the nature of its machinery and equipment at the majority of its operations, it will be able to accept orders, schedule its plants, manufacture its product and ship to its customers. The exception is the Company's paper mills, which utilize a significant number of IT and non-IT systems impacted by the Year 2000 issue to perform these functions. The Year 2000 issues at the paper mills are being addressed in accordance with the Company's compliance plan.

The Year 2000 steering committee is continuously reviewing the status of the Company's remediation efforts and, as a necessary part of the compliance plan discussed above, a viable contingency plan is being formed. The plan addresses alternative solutions to the Company's various Year 2000 issues.

RECENT ACCOUNTING STANDARDS

For recent accounting standards, see Note 7 to the Consolidated Financial Statements.

        SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
                            REFORM ACT OF 1995

Some of the information in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, competition within the Company's business segments, the Company's ability to achieve Year 2000 compliance, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberlands. These and other risks and uncertainties that could materially effect the financial results of the Company are further discussed in the Company's Annual Report on Form 10-K for the year ended October 31, 1998.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

There is no change in the quantitative and qualitative disclosures about the Company's market risk from the disclosures contained in the Company's Annual Report on Form 10-K for the year ended October 31, 1998